UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Stem, Inc.

(formerly Star Peak Energy Transition Corp.)

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

85859N102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85859N102

1.	Name of Reporting Person Fifth Street Station LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0% (1)
12.	Type of Reporting Person (see instructions) OO

(1)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 144,489,164 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 10, 2021.

CUSIP No. 85859N102

1.	Name of Reporting Person Palouse Investment Management Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Washington State

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0% (1)
12.	Type of Reporting Person (see instructions) OO

(1)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 144,489,164 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the SEC on November 10, 2021.

CUSIP No. 85859N102

1.	Name of Reporting Person Palouse Investment LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0% (1)
12.	Type of Reporting Person (see instructions) OO

(1)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 144,489,164 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the SEC on November 10, 2021.

CUSIP No. 85859N102

Item 1(a)		Name of Issuer. Stem, Inc. (the “Issuer”)
Item 1(b)		Address of Issuer’s Principal Executive Offices. 100 California Street, 14th Floor San Francisco, CA 94111
Item 2(a)		Name of Person Filing.

Fifth Street Station LLC (“Fifth Street”) Palouse Investment Management Inc. (“PIMI”) Palouse Investment LLC (“Palouse LLC” and, together with Fifth Street and PIMI, the “Reporting Persons”)

Item 2(b)		Address of Principal Business Office or, if none, Residence. The address of the principal business office of each of the Reporting Persons is:

505 Fifth Avenue South Suite 900 Seattle, WA 98104

Item 2(c)		Citizenship.

Fifth Street: Delaware PIMI: Washington State Palouse LLC Delaware

Item 2(d)		Title of Class of Securities. Common Stock, $0.0001 par value
Item 2(e)		CUSIP Number. 85859N102

Item 3		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: _______________________________.

CUSIP No. 85859N102

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

a.	Amount Beneficially Owned:

As of December 31, 2021, the Reporting Persons beneficially owned no shares of the Issuer’s Common Stock.

PIMI is the sole member of Palouse LLC and, as such, PIMI exercised voting and dispositive power over securities potentially directly and beneficially owned by Palouse LLC at any time during the 12-month period prior to December 31, 2021 (the “Reporting Period”). Voting and investment discretion for any securities potentially directly and beneficially owned by Fifth Street during the Reporting Period was exercised by an investment committee comprised of five of Fifth Street’s officers. PIMI, Palouse LLC, and Fifth Street shared certain common officers during the Reporting Period; however, each of Fifth Street, on the one hand, and PIMI and Palouse (together, the “Palouse Parties”), on the other hand, makes investment and voting decisions independent of the other. PIMI and Palouse may be deemed, as between each other, to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because the Reporting Persons, from time to time may be, or may have been, managed by certain common officers, all of the Reporting Persons may further be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Notwithstanding, the Reporting Persons expressly disclaim existence of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, as between Fifth Street, on the one hand, and the Palouse Parties, on the other hand.

The filing of this Statement shall not be construed as an admission that either Fifth Street or the Palouse Parties is or has been, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the direct or indirect beneficial owner of any shares of the Issuer’s securities reported herein as beneficially owned by the other. Each Reporting Person expressly disclaims such beneficial ownership, except to the extent of its pecuniary interest therein, if any.

b.	Percent of Class:

As of December 31, 2021, the Reporting Persons were deemed to directly or indirectly beneficially own 0.0%, in the aggregate, of the Issuer’s outstanding Common Stock. This percentage was calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Exchange Act, and based on an aggregate total of 144,489,164 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the SEC on November 10, 2021.

CUSIP No. 85859N102

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote:

Fifth Street	0
PIMI	0
Palouse LLC	0

ii.	Shared power to vote or to direct the vote:

Fifth Street	0
PIMI	0
Palouse LLC	0

iii.	Sole power to dispose or to direct the disposition of:

Fifth Street	0
PIMI	0
Palouse LLC	0

iv.	Shared power to dispose or to direct the disposition of:

Fifth Street	0
PIMI	0
Palouse LLC	0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

CUSIP No. 85859N102

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

CUSIP No. 85859N102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022	FIFTH STREET STATION LLC

	By:	Cercano Management LLC
	Its:	Investment Manager

By:	/s/ Elizabeth Bernstein
Elizabeth Bernstein, Vice President

Date: February 9, 2022	PALOUSE INVESTMENT MANAGEMENT INC.

	By:	Cercano Management LLC
	Its:	Investment Manager

By:	/s/ Elizabeth Bernstein
Elizabeth Bernstein, Vice President

Date: February 9, 2022	PALOUSE INVESTMENT LLC

	By:	Cercano Management LLC
	Its:	Investment Manager

By:	/s/ Elizabeth Bernstein
Elizabeth Bernstein, Vice President

CUSIP No. 85859N102

EXHIBIT INDEX

Exhibit	Title

99.1	Joint Filing Agreement dated February 11, 2021 by and among the Reporting Persons (incorporated by reference to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2021.